SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____TO ____.

COMMISSION FILE NO. 0-2525

A.   Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huntington Investment and Tax Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The Huntington Investment and Tax Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2000, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been audited by Ernst & Young LLP, Independent Auditors, and their report is included therein.

EXHIBITS

23.1   Consent of Independent Auditors, Ernst & Young LLP

99.1   Financial statements and supplemental schedule of The Huntington Investment and Tax Savings Plan for the fiscal year ended December 31, 2000, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HUNTINGTON INVESTMENT
AND TAX SAVINGS PLAN

Date: June 29, 2001   By: /s/ Leslie P. Ridout

Leslie P. Ridout
Executive Vice President
Huntington Bancshares Incorporated